Exhibit 99.1

Weibo Announces US$500 Million Share Repurchase Program

BEIJING, March 31, 2022 -- Weibo Corporation ("Weibo" or the "Company") (Nasdaq: WB and HKEX: 9898), a leading social media platform in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$500 million of its American depositary shares over the next 12 months, ending on March 31, 2023.

The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a "mobile first" philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo's expected financial performance and strategic and operational plans (as described, without limitation, in the "Business Outlook" section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo's limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo's annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts
Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com